





Summary 2023 - Executive Summary

Chairman's Statement

Starbuck's knew American consumers would gravitate to a European way of enjoying an already massive product category – coffee. Cheese is another massive category at $4 billion. We believe our history in fine dining, how we educate consumers and our immediate plans to develop novel retail concepts of cheese aging caves that are experiential stores attached to cheese-centric cafés will create the first lifestyle brand in cheese. ***The cheese category is massive and growing in popularity and is wide open for a leading lifestyle brand to evolve.*** Our competitors are small cheesemakers limited by the few cheeses they produce, importers and grocery store chains – none of which are positioned to build a lifestyle brand with consumers.

The Big Picture – Capital Raise $3,500,000

Create the leading and largest lifestyle brand in the $4 billion specialty cheese category.

Funds will be used to build-out the 1st ever Cheese Cave & Café hub, add a western and southern region hub, then develop locations around the USA to scale the company significantly. Each location is estimated to generate $3-5 million or more in sales volume and there are hundreds of suitable locations in the USA from major cities like NYC and Palm Beach to affluent smaller towns like Clayton, MI and college towns like Princeton, NJ.

Past History

FROMAGERIE
RETAIL
GIFT BASKETS

Artisanal's national reputation for quality started in NYC at the Artisanal Fromagerie – a 120 seat café & cheese counter that generated **$9 million annually**. Our new format will be different, with a smaller café and a larger Cheese Cave that is a retail store. We believe our format will be very popular based on past history and the increasing consumer interest in cheese and European-like interest in food. .

What We Do – you can *Taste the Difference*

Artisanal purchases domestic and international cheeses and ages them to peak ripeness – the French term for this is Affinage. We sell wholesale and at www.artisanalcheese.com and we drop ship for Omaha Steaks Co and Sur La Table.

Hemstrought's is a 103 year old bakery producing pastry and breads (we also sell par-baked and frozen) to complement cheeses shipped via www.artisanalcheese.com. Hemstrought's is the original maker of the Halfmoon Cookie and we are driving a substantial growth plan now with larger distributors to add more scale to the business.

We relocated Artisanal from NYC to Hemstrought's facility in Utica, NY lower our cost structure and making fulfillment much easier.

Our Immediate Plans – Hemstrought's

Our bakery adds a great dimension to our online business, but has a great wholesale expansion plan that is underway to ship products into 600+ retail outlets in northern NYS and then push expansjon into the NYC metro market. We have started to ship to 60 stores in August and will add staff to reach our goals.

Our Near & Longer Term Plans (2024-2025)

Construct a Cheese Cave and Cafe in the western and southern regions of the USA to lower our shipping costs to drive higher sales at www.artisanalcheese.com. Adding new Cheese Caves and Cafes will further reduce the distance and cost for online shipments and add more revenues from our retail locations.

Investment Opportunity:

Investment in a known-brand having operating history that developed this 'jump-off' point to scale significantly.

- ✓ Cheese is already at $4 billion in annual sales and the largest and most popular food category
- ✓ Artisanal is an 'umbrella' brand for wide range of cheeses
- ✓ No competitor is positioned as a leading Lifestyle brand
- ✓ Artisanal Premium Cheese has national recognition
- ✓ Hemstroughts Bakery adds a scalable wholesale business.

Our Current Business Operations

- Artisanal – *www.artisanalcheese.com*
- Hemstrought's – *www.hemstroughts.com*
- Artisanal Wholesale
- Hemstrought's Wholesale

Our Post-Funding Business Operations

- Artisanal – *www.artisanalcheese.com*
- Hemstrought's – *www.hemstroughts.com*
- Artisanal Wholesale
- Hemstrought's Wholesale
- Cheese Aging Cave and Café – Central NYS
- Cheese Aging Cave and Café – Western Region
- Cheese Aging Cave and Café – South Region

Profit & Loss (w/ closing on Cheese Acquisition Oct '23)

(in millions)	2021	2022	2023(Proforma)
Rev	$2.0	$2.3	$4.7
COGS	$1.1	1.7	$3.6
GP	$.9	.5	$1.1
SG&A	$1.0	1.1	$.8
New Profit	($0.1)	($0.6)	$.3

2024 Profit & Loss (with closing on Cheese Acquisition)

(in millions)	2024	Annual (w/two regional hubs)
Rev	$10.9	$16.5
COGS	$8.2	$11.6
GP	$2.6	$4.8
SG&A	$1.2	$2.2
New Profit	$1.4	$2.4

Use of Proceeds

Cheese Acquisition	**$700,000**
Cheese Cave & Renovation	$700,000
Regional Hub – West	$750,000
Regional Hub – South	$750,000
Working Capital	$600,000
Total	**$3,500,000**

Cap Table – Post-Closing Fully-Subscribed $3.5m

Unit Holders	506.20	78.3%
New 25K Units	140.00	21.7%
Total	**646.20**	**100%**

Balance Sheet – Post-Closing fully-subscribed

Cash	$4,080,938
A/R	$258,301
Inventory	$439,748
Real Estate & Other Assets	$1,953,406
Total Assets	$6,732,393
Current Liabilities	$490,754
Long-Term Liabilities	$2,085,600
Equity	$4,156,039
Total Liabilities & Equity	$6,732,393

Competitive Advantages and Competitors:

- ✓ *Artisanal was the first company to open European-style cheese aging caves to create "one umbrella brand", to market an unlimited supply of cheeses online*

- ✓ *Pairing and Product Knowledge – trademarked proprietary tool helps consumers purchase cheese based on their wine and beer preferences – easy to understand - www.artisanalcheese.com/cheeseclock*

- ✓ *Artisanal is a unique and new age gift.*

- ✓ *Under the Artisanal Premium Cheese brand we can sell an infinite range of cheeses and like products. Akin to what Starbucks does with coffee beans sourced worldwide with different roasting profiles that all become a cup of Starbucks coffee to the consumer.*

- ✓ **How to Create a Great Big Business in Cheese – REDUCE OVERNIGHT SHIPPING and get cheese into people's mouths.** *Our shift to 3-day shipping and new regional locations will enable consumers to have direct experiences with our products. Our brick-and-mortar **regional shipping hub** locations will offer low cost shipping to drive online sales. Artisanal online shipments will have the same experience without ever visiting an Artisanal location as all shipments are of the finest quality cheese in the world and come with display tags and Fromager Notes to educate our customers and help us brand at the point of consumption.*

Return on Investment

Outlets	3	10	50
Rev	$16.0	$30.0	$150.0
EBITDA	$3.6	$6.0	$30.0
Value 2x Rev	$32.0	$60.0	$300.0
Unit Value	$49,520	92,850	464,252
MOIC	2	3.7	18.5

MOIC – Multiple on Invested Capital $25,000 per unit

Liquidity Event - File SEC Form 10 in Fall 2023

The Company plans to have 2021-2022 financial Statements audited to create a public stock for the Company's ownership interests and develop an existing Artisanal Owner's Club to foster loyalty and new online business.

Investment Considerations

- Higher per transaction value could add more revenue per outlet
- Depending on profitability and borrowing capacity additional sales of units and dilution in ownership could occur
- Consumer brands like Starbucks can be valued at a multiple of earnings (P/E) of 30x or more substantially improving the above values
- Using data from premium retailers in the food industry with very close demographics to Artisanal's customers we located 50 potential cities for future Artisanal locations – there are more.

Potential Future Artisanal Locations

Alexandria	Greenwich	Omaha
Ann Arbor	Houston/Woodlands	Palm Beach
Annapolis	Indianapolis	Palo Alto
Atlanta	Kansas City	Pittsburgh
Aventura	King of Prussia	Portland
Berkeley	La Jolla	Rochester
Birmingham	Las Vegas	Salt Lake City
Boca Raton	Los Angeles	San Diego
Boston	Madison	San Francisco
Capital Dist	Manhasset, L.I.	Sarasota
Carmel	McLean	Saratoga/Albany
Charlotte	Minneapolis	Scottsdale
Chicago	Naples	Seattle
Coconut Grove	New Orleans	Stamford
Columbus	NYC-Downtown	Tampa
Dallas/Ft. Worth	NYC-Midtown	Utica NY- HUB#!
Denver	NYC-Uptown	White Plains

CONTACT: Daniel Dowe, Exec. Chairman, ddowe@artisanalcheese.com 914.441.3591

Our Shipments of Cheese

All shipments from Artisanal include informative Fromager Notes on each cheese and Display Tags to brand our products at the point of consumption and give our customers the knowledge they crave.



The Artisanal Classic Red Tin adds style to your offerings, as do the Artisanal Wooden Boxes that are produced in France for us.



